                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                  For the quarterly period ended March 31, 2002



                                   QIAGEN N.V.

                                 Spoorstraat 50
                                  5911 KJ Venlo
                                 The Netherlands



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                 Form 20-F  X                        Form 40-F
                           ---                                --------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

             Yes                                 No   X
                -------                             ------

                                   QIAGEN N.V.

                                    Form 6-K

                                TABLE OF CONTENTS


Financial Information                                                                     Page
                                                                                          ----
Financial Statements:

         Condensed Consolidated Balance Sheets as of March 31, 2002 (unaudited)
         and December 31, 2001                                                              3

         Condensed Consolidated Statements of Income (unaudited)
         for the three months ended March 31, 2002 and 2001                                 4

         Condensed Consolidated Statements of Cash Flows (unaudited)
         for the three months ended March 31, 2002 and 2001                                 5

         Notes to Condensed Consolidated Financial Statements (unaudited)                   6

Operating and Financial Review and Prospects                                               15

Quantitative and Qualitative Disclosures About Market Risk                                 25

Signatures                                                                                 27

QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002                       Page 2

                                   QIAGEN N.V.
                                   -----------

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                      -------------------------------------
                                   (unaudited)

                                                                  March 31,        December 31,
                                                                    2002              2001
                                                                -------------     -------------
Assets

Current Assets:
  Cash and cash equivalents                                     $  42,949,000     $   56,460,000
  Marketable securities                                            21,328,000         22,512,000
  Notes receivable                                                  3,920,000          3,844,000
  Accounts receivable, net of allowance of $2,134,000
    and $2,048,000 in 2002 and 2001, respectively                  46,040,000         39,955,000
  Income taxes receivable                                           2,183,000          2,439,000
  Inventories                                                      35,535,000         31,883,000
  Deferred income taxes                                            10,518,000         11,123,000
  Prepaid expenses and other                                        8,967,000          9,115,000
                                                                -------------     --------------
Total current assets                                              171,440,000        177,331,000

Property, plant and equipment, net                                175,194,000        160,365,000
Long-term marketable securities                                     2,173,000          2,759,000
Intangible assets, net                                              7,269,000          7,140,000
Deferred income taxes                                               1,804,000          1,804,000
Other assets                                                        7,914,000          7,569,000
                                                                -------------     --------------
Total assets                                                    $ 365,794,000     $  356,968,000
                                                                =============     ==============

Liabilities and Shareholders' Equity

Current Liabilities:
  Lines of credit                                               $   4,498,000     $    6,038,000
  Short-term debt                                                           -            281,000
  Current portion of long-term debt                                 1,114,000          1,138,000
  Current portion of capital lease obligations                      1,086,000          1,085,000
  Accounts payable                                                 22,075,000         20,262,000
  Accrued liabilities                                              21,351,000         20,235,000
  Income taxes payable                                              6,179,000          8,434,000
  Deferred income taxes                                             4,417,000            410,000
                                                                -------------     --------------
Total current liabilities                                          60,720,000         57,883,000
                                                                -------------     --------------

Long-Term Liabilities:
  Long-term debt, net of current portion                           68,852,000         70,720,000
  Capital lease obligations, net of current portion                 9,986,000         10,463,000
  Other                                                             4,950,000          4,927,000
                                                                -------------     --------------
Total long-term liabilities                                        83,788,000         86,110,000
                                                                -------------     --------------


Commitments and Contingencies

Shareholders' Equity:
  Common shares, .01 EUR par value:
    Authorized--260,000,000 shares
    Issued and outstanding--143,678,771 shares in 2002
    and 143,463,800 shares in 2001                                  1,460,000          1,458,000
  Additional paid-in capital                                      124,295,000        123,117,000
  Retained earnings                                               106,784,000         97,278,000
  Accumulated other comprehensive loss                            (11,253,000)        (8,878,000)
                                                                -------------     --------------
Total shareholders' equity                                        221,286,000        212,975,000
                                                                -------------     --------------
Total liabilities and shareholders' equity                      $ 365,794,000     $  356,968,000
                                                                =============     ==============

  The accompanying notes are an integral part of these condensed consolidated balance sheets.

QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002                       Page 3

                                   QIAGEN N.V.
                                   -----------

                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                   -------------------------------------------
                                   (unaudited)
                                   -----------

                                                       Three Months Ended March 31,
                                                  -------------------------------------

                                                       2002                    2001
                                                  -------------           -------------
Net sales                                         $  70,530,000           $  63,147,000
Cost of sales                                        21,045,000              17,291,000
                                                  -------------           -------------
Gross profit                                         49,485,000              45,856,000
                                                  -------------           -------------

Operating Expenses:
  Research and development                            6,436,000               6,662,000
  Sales and marketing                                17,859,000              14,572,000
  General and administrative                          9,478,000              10,107,000
  Acquisition and related costs                               -               3,000,000
                                                  -------------           -------------
Total operating expenses                             33,773,000              34,341,000
                                                  -------------           -------------

Income from operations                               15,712,000              11,515,000
                                                  -------------           -------------

Other Income (Expense):
  Interest income                                       338,000                 702,000
  Interest expense                                     (651,000)               (520,000)
  Research and development grants                       136,000                 186,000
  Losses on equity method investees                    (381,000)               (412,000)
  Loss on foreign currency transactions                (140,000)               (117,000)
  Other miscellaneous expense, net                      (10,000)                (74,000)
                                                  -------------           -------------
Total other expense                                    (708,000)               (235,000)
                                                  -------------           -------------

Income before provision
  for income taxes and minority interest             15,004,000              11,280,000
Provision for income taxes                            5,498,000               5,315,000
Minority interest                                             -                   8,000
                                                  -------------           -------------
Net income                                        $   9,506,000           $   5,957,000
                                                  =============           =============

Basic and diluted net income per
  common share                                    $        0.07           $        0.04
                                                  =============           =============


         The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002                       Page 4

                                   QIAGEN N.V.
                                   -----------

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                 -----------------------------------------------
                                  (unaudited)
                                  -----------

                                                                      Three Months Ended March 31,
                                                                -------------------------------------
                                                                     2002                    2001
                                                                -------------            ------------
Cash Flows From Operating Activities:
  Net income                                                    $   9,506,000            $  5,957,000
  Adjustments to reconcile net income to net cash
  provided by operating activities:
      Depreciation and amortization                                 4,580,000               3,566,000
      Provision for losses on accounts receivable                      64,000                  58,000
      Deferred income taxes                                         4,603,000                (161,000)
      Gain on disposition of property and equipment                   (55,000)                      -
      Realized (gain) loss on marketable securities                     2,000                  (2,000)
      Losses on equity method investees                               381,000                 412,000
      Tax benefit on non-qualified stock options                       57,000               3,271,000
      Minority interest                                                     -                   8,000
      Decrease (increase) in:
        Notes receivable                                             (127,000)                907,000
        Accounts receivable                                        (6,552,000)             (3,737,000)
        Inventories                                                (4,184,000)             (2,275,000)
        Income tax receivable                                         258,000                 (27,000)
        Prepaid expenses and other                                      4,000              (2,495,000)
        Other assets                                                 (987,000)               (358,000)
      Increase (decrease) in:
        Accounts payable                                            2,100,000                (745,000)
        Accrued liabilities                                         1,253,000               4,976,000
        Income taxes payable                                       (2,130,000)              1,481,000
        Other                                                          38,000               1,695,000
                                                                -------------            ------------
Net cash provided by operating activities                           8,811,000              12,531,000
                                                                -------------            ------------

Cash Flows From Investing Activities:
  Purchases of land, property and equipment                       (20,579,000)            (19,284,000)
  Proceeds from sale of property                                       67,000                       -
  Purchases of investment                                                   -                (422,000)
  Proceeds from sales of marketable securities                      1,187,000                       -
  Investment in subsidiary                                                  -                 (35,000)
  Purchase of intangibles                                            (461,000)               (148,000)
                                                                -------------            ------------
Net cash used in investing activities                             (19,786,000)            (19,889,000)
                                                                -------------            ------------

Cash Flows From Financing Activities:
  Proceeds from lines of credit                                     6,127,000               6,741,000
  Repayment of lines of credit                                     (7,583,000)             (3,809,000)
  Proceeds from long-term debt                                              -                 865,000
  Repayment of debt                                                  (301,000)               (133,000)
  Repayment of short-term borrowing                                  (277,000)               (849,000)
  Proceeds from government grant                                            -               1,100,000
  Principal payments on capital leases                               (244,000)               (305,000)
  Issuance of common shares                                         1,123,000                 492,000
                                                                -------------            ------------
Net cash (used in) provided by financing activities                (1,155,000)              4,102,000
                                                                -------------            ------------

Effect of exchange rate changes on cash and cash equivalents       (1,381,000)               (490,000)

Net decrease in cash and cash equivalents                         (13,511,000)             (3,746,000)

Cash and cash equivalents, beginning of period                     56,460,000              24,008,000
                                                                -------------            ------------

Cash and cash equivalents, end of period                        $  42,949,000            $ 20,262,000
                                                                =============            ============

         The accompanying notes are an integral part of these condensed consolidated financial statements.

QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002                       Page 5

                                   QIAGEN N.V.
                                   -----------

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
              ----------------------------------------------------

                                   (unaudited)
                                    ---------

1.  Summary of Significant Accounting Policies
    ------------------------------------------

         Basis of Presentation
         ---------------------

         The condensed consolidated financial statements include the accounts of QIAGEN N.V. (the Company), a company incorporated in The Netherlands, and its wholly and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. All amounts are presented in U.S. dollars unless otherwise indicated. Investments in affiliated companies that are 50 percent or less owned and where the Company exercises significant influence over the operations are accounted for using the equity method. All other investments are accounted for under the cost method.

         In the opinion of management and subject to year-end audit, the accompanying unaudited condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission rules and regulations. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary for a fair presentation have been included. The results of operations for the interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 20-F for the year ended December 31, 2001.

         As discussed in Note 14, the Company acquired the Sawady Group of companies (Sawady) in March 2001. This transaction was accounted for as pooling of interests and likewise, all financial information presented includes the combined balances and results of the Company and Sawady.

QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002                       Page 6

2.  Net Income Per Common Share
    ---------------------------

         Net income per common share for the three months ended March 31, 2002 and 2001 are based on the weighted average number of common shares outstanding and the dilutive effect of stock options outstanding.

         The following schedule summarizes the information used to compute net income per common share:

                                                                    Three Months
                                                                   Ended March 31,
                                                        --------------------------------
                                                            2002               2001
                                                        -------------      -------------
Weighted average number of common shares used
  to compute basic net income per common share            143,588,000        142,606,000
Dilutive effect of stock options                            1,585,000          2,432,000
                                                        -------------      -------------
Weighted average number of common shares used
  to compute diluted net income per common share          145,173,000        145,038,000
                                                          ===========        ===========
Outstanding stock options having no dilutive
  effect, not included in above calculation                 3,984,000          1,592,000


3.  Comprehensive Income (Loss)
    ---------------------------

         The components of comprehensive income (loss) for the three-month periods ended March 31, 2002 and 2001 are as follows:

                                                                  2002                    2001
                                                            ---------------         ---------------
Net income                                                 $      9,506,000         $     5,957,000
Net unrealized loss on marketable securities                       (585,000)             (3,395,000)
Net realized (gain) loss on marketable securities                     5,000                  (2,000)
Foreign currency translation adjustment                          (1,795,000)             (3,426,000)
                                                           ----------------         ---------------
Comprehensive income (loss)                                $      7,131,000         $      (866,000)
                                                           ================         ===============

         The following table is a summary of the components of accumulated other comprehensive loss as of March 31, 2002 and December 31, 2001:

                                                                  2002                    2001
                                                           ------------------        --------------
Net unrealized gain on marketable securities               $          484,000        $    1,064,000
Foreign currency translation adjustment                           (11,737,000)           (9,942,000)
                                                            -----------------        --------------
Accumulated other comprehensive loss                       $      (11,253,000)       $   (8,878,000)
                                                           ==================        ==============

QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002                      Page 7

4.  Shareholders' Equity
    --------------------

         The following tables details the changes in shareholders' equity since December 31, 2001:


                                                                                                Accumulated
BALANCE AT                        Common Shares              Additional                            Other
                                 ---------------               Paid-In         Retained        Comprehensive
DECEMBER 31,               Shares             Amount           Capital         Earnings            Loss             Total
---------------------------------------------------------------------------------------------------------------------------
  2001                   143,463,800       $1,458,000      $123,117,000     $ 97,278,000      $ (8,878,000)    $212,975,000
---------------------------------------------------------------------------------------------------------------------------
Net income                      -                -                 -           9,506,000              -           9,506,000
Unrealized loss, net
  on marketable
  securities                    -                -                 -                -             (585,000)        (585,000)
Realized loss, net
  on marketable
  securities                    -                -                 -                -                5,000            5,000
Translation
  adjustment                    -                -                 -                -           (1,795,000)      (1,795,000)
Exercise of
  stock options              214,971            2,000         1,121,000             -                 -           1,123,000
Tax benefit in connection
  with nonqualified
  stock options                 -                -               57,000             -                 -              57,000
BALANCE AT
MARCH 31,
---------------------------------------------------------------------------------------------------------------------------
  2002                   143,678,771       $1,460,000      $124,295,000     $106,784,000      $(11,253,000)    $221,286,000
===========================================================================================================================

5.  Provision for Income Taxes
    --------------------------

         The provision for income taxes for the three months ended March 31, 2002 and 2001 is based upon the estimated annualized rate for each of the respective years.

6.  Supplemental Cash Flow Information
    ----------------------------------

         Non-cash investing and financing activities, which are excluded from the consolidated statements of cash flows, along with cash paid for interest and income taxes are as follows:

                                                       Three Months
                                                      Ended March 31,
                                       -----------------------------------------
                                              2002                    2001
                                       -----------------       -----------------

Property and equipment purchased
  through capital leases               $           -           $         447,000
Cash paid for interest                 $       1,213,000       $         379,000
Cash paid for income taxes             $       2,728,000       $         203,000


  QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002                    Page 8

7.  Inventories
    -----------

         The components of inventories consist of the following as of March 31, 2002 and December 31, 2001:
                                                   2002              2001
                                               --------------    --------------

Raw materials                                  $   10,488,000    $    8,786,000
Work in process                                     9,437,000         8,352,000
Finished goods                                     15,610,000        14,745,000
                                               --------------    --------------
Total inventories                              $   35,535,000    $   31,883,000
                                               ==============    ==============

8.  Debt
    ----

         The Company has nine separate lines of credit amounting to approximately $10.1 million with variable interest rates. Approximately $4.5 million was utilized on these credit facilities at March 31, 2002.

         At March 31, 2002, long-term debt totaled approximately $70.0 million consisted primarily of one note payable (EUR 9.6 million, approximately $8.4 million at March 31, 2002) at a 3.75 percent interest rate in addition to borrowings against the Company's loan facilities committed by a group of banks led by Deutsche Bank. The EUR 9.6 million note is due in semi-annual payments of EUR 639,000 (approximately $557,000 at March 31, 2002), with a final payment due in March 2009. Borrowings against the Deutsche Bank facilities, which are due in one final payment in May 2003, consisted of EUR 20.4 million (approximately $17.7 at March 31, 2002) at a variable interest rate of EURIBOR plus 1.2 percent and $43.5 million at a variable interest rate of LIBOR plus 1.28 percent. The credit agreements contain financial and non-financial covenants including but not limited to the maintenance of certain financial ratios. The Company was in compliance with these covenants at March 31, 2002. The proceeds of these facilities are primarily dedicated to the refinancing of previously made acquisitions of land and the construction of manufacturing, research and administrative facilities thereon.

9.  Stock Options
    -------------

         In the three-month period ended March 31, 2002, the Company granted options to purchase 661,000 shares of the Company's common stock. All options were granted at fair market value at the date of grant. As of March 31, 2002, options to purchase 8.6 million common shares were outstanding at exercise prices ranging from $0.97 to $49.75.

10.  Financial Instruments
     ---------------------

         At March 31, 2002, the Company had options outstanding to purchase euros and Swiss francs of $11.8 million. The functional currency of $9.0 million of the foreign currency exchange options was the euro, with a notional weighted average exchange rate of 1.0750. The functional currency of the remaining $2.8 million foreign currency exchange options was the Swiss franc, with a notional weighted average exchange rate of 1.5500. These financial instruments have been recorded at fair value, which is not significant. Changes in the fair value are recorded in other miscellaneous income and expense.

QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002                       Page 9

11.  Intangible Assets
     -----------------

         In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 141, "Business Combinations" effective June 30, 2001 for business combinations that are consummated after July 1, 2001, and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 eliminates the pooling-of-interests method for business combinations and requires use of the purchase method. SFAS No. 142 addresses how intangible assets should be accounted for upon their acquisition as well as how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. With the adoption of this statement on January 1, 2002, goodwill and indefinite life intangibles are no longer subject to amortization over its estimated useful life. Goodwill will be assessed for impairment each year using the fair-value-based test.

         The following sets forth the intangible assets by major asset class as of March 31, 2002 and December 31, 2001:

                                                    2002             2001
                                                -------------   --------------

Amortized Intangible assets:
     Patent and license rights                  $   4,697,000   $    4,323,000
     Developed technology                           3,200,000        3,200,000
         Accumulated amortization                  (2,871,000)      (2,642,000)

Unamortized Intangible assets:
     Goodwill                                       2,243,000        2,259,000
                                                -------------   --------------
Net intangible assets                           $   7,269,000   $    7,140,000
                                                =============   ==============

         The changes in the carrying amount of goodwill for the quarter ended March 31, 2002 is as follows:

Balance at December 31, 2001                    $   2,259,000
Effect of foreign currency translation                (16,000)
                                                -------------
Balance at March 31, 2002                       $   2,243,000
                                                =============


         Amortization expense on intangible assets totaled approximately $256,000 for the three-month period ended March 31, 2002. The Company has completed the fair-value based test for impairment of goodwill and intangible assets and no impairment losses have been recorded during the quarter. Amortization expense for the next five years is expected to be approximately:

                  2002                          $   1,000,000
                  2003                          $   1,000,000
                  2004                          $     800,000
                  2005                          $     740,000
                  2006                          $     740,000

QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002                      Page 10

The following reconciles reported net income to net income adjusted to reflect the adoption of SFAS 142 in the quarter ended March 31, 2002:

                                                      2002             2001
                                               ---------------   --------------
     Reported net income                       $     9,506,000   $    5,957,000
     Add back: goodwill amortization                         -          131,000
                                               ---------------   --------------
     Adjusted net income                       $     9,506,000   $    6,088,000
                                               ===============   ==============

     Basic and diluted earnings per share      $          0.07   $         0.04
                                               ===============   ==============

12.  Segment and Related Information
     -------------------------------

        Summarized financial information concerning the Company's reportable segments is shown in the following tables:

                                                Three Months
                                               Ended March 31,
                                 --------------------------------------------
Net Sales                               2002                       2001
---------                        ------------------         -----------------

Germany                                $ 35,884,000              $ 30,287,000
United States                            46,881,000                34,326,000
Switzerland                               5,601,000                 6,481,000
Japan                                     8,827,000                 9,729,000
United Kingdom                            5,275,000                 4,099,000
Other Countries                           5,221,000                 4,192,000
                                 ------------------         -----------------
Subtotal                                107,689,000                89,114,000
Intersegment Elimination                (37,159,000)              (25,967,000)
                                 ------------------         -----------------
   Total                               $ 70,530,000              $ 63,147,000
                                 ==================         =================

         Net sales are attributed to countries based on the location of the Company's subsidiary.

                                            Three Months
                                           Ended March 31,
                              --------------------------------------
Intersegment Sales                  2002                   2001
------------------            ---------------        ---------------

Germany                          $(25,479,000)          $(20,578,000)
United States                      (8,452,000)            (1,193,000)
Switzerland                        (3,205,000)            (4,196,000)
Japan                                 (23,000)                     -
                              ---------------        ---------------
   Total                         $(37,159,000)          $(25,967,000)
                              ===============        ===============

         All intersegment sales are accounted for by a formula based on local list prices and are eliminated in consolidation.

QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002                      Page 11

                                                Three Months
                                               Ended March 31,
                                   ------------------------------------------
Operating Income (Loss)                  2002                      2001
-----------------------            ----------------         -----------------

Germany                                $ 10,702,000              $  6,762,000
United States                             1,554,000                 3,669,000
Switzerland                                 (19,000)                  849,000
Japan                                     2,209,000                  (642,000)
United Kingdom                            1,292,000                 1,231,000
Other Countries                             586,000                   572,000
The Netherlands                            (418,000)               (1,007,000)
                                   ----------------         -----------------
Subtotal                                 15,906,000                11,434,000
Intersegment Elimination                   (194,000)                   81,000
                                   ----------------         -----------------
   Total                               $ 15,712,000              $ 11,515,000
                                   ================         =================

         The Netherlands operating loss primarily resulted from general and administrative expenses. The intersegment elimination represents the elimination of intercompany profit.

                                      March 31,                 December 31,
Assets                                  2002                       2001
------                          --------------------       -------------------

Germany                         $        197,263,000       $       186,489,000
United States                            139,473,000               129,015,000
Switzerland                               19,398,000                19,480,000
Japan                                     22,864,000                21,484,000
United Kingdom                             7,845,000                 6,475,000
Other Countries                           10,114,000                 9,601,000
The Netherlands                          124,146,000               122,318,000
                                --------------------       -------------------
Subtotal                                 521,103,000               494,862,000
Intersegment Elimination                (155,309,000)             (137,894,000)
                                --------------------       -------------------
   Total                        $        365,794,000       $       356,968,000
                                ====================       ===================

         Assets of the Netherlands include cash and cash equivalents, investments, prepaid assets and certain intangibles. The intersegment elimination represents intercompany investments and advances.

13.  Commitments and Contingencies
     -----------------------------

         During the first quarter of 2002, construction of an approximately 200,000 square foot facility at QIAGEN Sciences, Inc. (Sciences) located in Germantown, Maryland was completed. In addition to the main building, an oligo production facility is under construction for a total estimated cost of approximately $4.8 million, of which approximately $2.8 million has been incurred.

QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002                      Page 12

         During October 2000, the Company began construction of two new facilities in Germany with estimated completion during the fourth quarter of 2002. The estimated cost for these facilities is approximately EUR 54.0 million (approximately $47.1 million at March 31, 2002) of which EUR 49.5 million (approximately $43.1 million) has been incurred.

         From time to time the Company may be party to legal proceedings incidental to its business. Certain claims, suits or complaints arising out of the normal course of business have been filed or were pending against the Company. Although it is not possible to predict the outcome of such litigation, based on the facts known to the Company and after consultation with legal counsel, management believes that such litigation will not have a material adverse effect on its financial position or results of operations.

         During the normal course of business, the Company is subject to audit by taxing authorities for varying periods in various tax jurisdictions. During June 2001, a tax audit in Germany for the years 1994 through 1997 was concluded. The Company has received notification that the taxing authorities are examining the treatment of expenses related to stock options, which are required to be accrued when vested under the German Commercial Code, due to a reimbursement agreement between QIAGEN N.V. and QIAGEN GmbH which requires that QIAGEN GmbH make payments to QIAGEN N.V. of an amount equal to the spread on stock option exercises. Based on the advice received from tax experts and its tax advisors, the Company has accrued for the expense of the stock options in the statutory financial statements, but such expenses are not recorded in the consolidated financial statements prepared under U.S. GAAP. The matter being examined by the taxing authorities is whether the option expenses are deductible for tax purposes on an accrual basis or only on a payment basis upon the exercise of the options. Accordingly, should the taxing authorities ultimately conclude that the stock option expenses are not deductible for tax purposes on an accrual basis, there would be no income statement impact to the Company's U.S. GAAP financial statements although the Company may be required to make additional significant tax payments. The Company believes its position will be upheld.

14.  Acquisitions
     ------------

         On March 31, 2001, the Company completed the acquisition of the Sawady Group of companies (Sawady) located in Tokyo, Japan. Under the terms of the agreement QIAGEN N.V. issued 854,987 shares of its common stock, valued at the time of the closing at approximately $18.0 million, in exchange for all of the outstanding capital stock of Sawady Technology Co., Ltd., Omgen Co., Ltd. and a majority position in Accord Co., Ltd., the three companies comprising the Sawady Group of companies. To date, the minority interest position in Accord Co., Ltd., a passive trading company, has not been significant. The Sawady Group of companies was managed and structured as one organization, but was organized as three companies to meet the tax planning and other preferences of its shareholders. In connection with this merger, the Company recorded acquisition and related charges of approximately $3.0 million, which include approximately $1.0 million of direct transaction costs, (primarily legal and other professional fees) and approximately $2.0 million of expenses primarily relating to the relocation, closure and elimination of leased facilities, such as duplicate field offices.

QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002                      Page 13

      The merger was accounted for as a pooling of interests and accordingly, the accompanying financial statements and footnotes have been restated to include the operations of Sawady for 2001. For the three-months ended March 31, 2001, the Sawady revenues were approximately $2.8 million, and the Sawady net income was approximately $144,000.

15.    Subsequent events
       -----------------

      On April 17, 2002, the Company completed the acquisition of Xeragon, Inc. of Huntsville, Alabama, pursuant to an agreement and plan of merger with Xeragon dated as of March 28, 2002. In connection with this acquisition, the Company issued 564,334 common shares to the shareholders of Xeragon in exchange for all of the outstanding capital stock of Xeragon. The acquisition qualifies as a tax-free reorganization. Established in 2001, Xeragon is a market and technology leader for products and services focusing on synthetic nucleic acids, particularly siRNA.

      On May 24, 2002, the Company entered into an agreement to acquire GenoVision AS of Oslo, Norway. GenoVision was formed in 1998. Subject to the terms of the acquisition agreement, the Company will pay approximately $14.0 million in cash and will issue approximately 940,000 shares of common stock (valued at approximately $14.0 million) in exchange for all the capital stock of GenoVision AS. The Company has agreed to pay an earn-out of up to $3.0 million based on GenoVision's performance in the twelve months following the acquisition. The parties anticipate that the closing of the transaction will occur on or about June 30, 2002. The Company believes that the acquisition will provide QIAGEN with unique, automated solutions for the purification of nucleic acids based on GenoVision's proprietary magnetic particle technologies.

QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002                      Page 14

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Note regarding Forward-Looking Statements and Risk Factors
----------------------------------------------------------

         The Company's future operating results may be affected by various risk factors, many of which are beyond the Company's control. Certain of the statements included in this report may be forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and
Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding potential future increases in net sales, gross profit, net income and the Company's liquidity. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The Company cautions investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors. Factors which could cause such results to differ materially from those described in the forward-looking statements include those set forth in the risk factors below. As a result, the Company's future development efforts involve a high degree of risk. For further information, refer to more specific risks and uncertainties discussed in the Company's Annual Report on Form 20-F for the year ended December 31, 2001. When considering forward-looking statements, you should keep in mind that the risk factors could cause our actual results to differ significantly from those contained in any forward-looking statement.

     Difficulties in managing or an inability to manage our growth or the
     --------------------------------------------------------------------
     expansion of our operations could adversely affect our business
     ---------------------------------------------------------------

         Our business has grown rapidly, with total net revenues increasing from $75.4 million in 1997 to $263.8 million in 2001. We have recently opened our new research and manufacturing facility in Germantown, Maryland, upgraded our operating and financial systems and expanded the geographic area of our operations, resulting in substantial growth in the number of our employees, as well as increased responsibility for both existing and new management personnel. The rapid expansion of our business and growth in personnel may place a strain on our management and operational systems. Our future operating results will depend on the ability of our management to continue to implement and improve our research, product development, sales and marketing and customer support programs, enhance our operational and financial control systems, expand, train and manage our employee base, and effectively address new issues related to our growth as they arise. There can be no assurance that we will be able to manage our recent or any future expansion successfully, and any inability to do so could have a material adverse effect on our results of operations.

QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002                      Page 15

     We may have difficulty integrating acquisitions of technologies and
     -------------------------------------------------------------------
     businesses
     ----------

         During the past several years we have consummated a number of acquisitions of companies, through which we have gained access to technologies and products that complement our internally developed product lines. In the future, we may acquire additional technologies, products or businesses to expand our existing and planned business. We may not be able to achieve the benefits expected from any potential acquisition in a reasonable time frame, or at all. Acquisitions would expose us to the risks associated with the:

         . assimilation of new technologies, operations, sites and personnel;

         . diversion of resources from our existing business and technologies;

         . inability to generate revenues to offset associated acquisition costs;

         . inability to maintain uniform standards, controls, and procedures;

         . inability to maintain relationships with employees and customers as a result of any integration of new management personnel;

         . issuance of dilutive equity securities;

         . incurrence or assumption of debt; or

         . additional expenses associated with future amortization or impairment of acquired intangible assets or potential businesses.

Our failure to address these risks successfully could have a material adverse effect on our business.

     Exchange rate fluctuations may adversely affect our business
     -------------------------------------------------------------

         Since we currently market our products in over 42 countries throughout the world, a significant portion of our business is conducted in currencies other than the U.S. dollar, our reporting currency. As a result, fluctuations in value relative to the U.S. dollar of the currencies in which we conduct our business have caused and will continue to cause foreign currency transaction gains and losses. Foreign currency transaction gains and losses arising from normal business operations are charged against earnings in the period incurred. Due to the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, we cannot predict the effects of exchange rate fluctuations upon future operating results. While we engage in foreign exchange hedging transactions to manage our foreign currency exposure, there can be no assurance that our hedging strategy will adequately protect our operating results from the effects of future exchange rate fluctuations.

QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002                      Page 16

  We heavily rely on air cargo carriers and other overnight logistics services
  ----------------------------------------------------------------------------

     The Company's customers within the scientific research markets typically do not keep a significant inventory of QIAGEN products and consequently require overnight delivery of purchases. As such, the Company heavily relies on air cargo carriers such as FedEx and UPS. If overnight services are suspended or delayed and other delivery carriers cannot provide satisfactory services, customers may suspend a significant amount of work requiring nucleic acid purification. If there are no adequate delivery alternatives available, sales levels could be negatively affected.

  Our continued growth is dependent on the development and success of new
  -----------------------------------------------------------------------
  products
  --------

     Our continued growth is dependent on new product introductions that are well received in the market. We focus our product development efforts on expanding our existing products and developing innovative new products in selected areas where we have expertise and have identified substantial unmet market needs. There can be no assurance that we will be able to introduce new products or that new product releases will be successfully launched and received by our customers.

Operating Results
-----------------

     Net Sales
     ---------

     Net sales for the three months ended March 31, 2002 increased 12% to $70.5 million from $63.1 million in the same period of 2001. Net sales in the United States increased to $38.4 million in 2002 from $33.1 million in 2001, and net sales outside the United States increased to $32.1 million in 2002 from $30.0 million in 2001.

     Net sales within the United States increased primarily due to net sales at QIAGEN, Inc., located in Valencia. QIAGEN, Inc. reported an increase of 19% (or $5.2 million) during the first quarter of 2002 over the comparable period in 2001. The Company's other United States subsidiaries 2002 results were consistent with reported 2001 results.

     Although revenues increased in the first quarter of 2002, revenues were negatively impacted in the Unites States by delays in approval processes for research budgets in certain academic market segments. In addition, QIAGEN believes pharmaceutical companies in the United States slowed research spending.

     Outside of the United States, the increase in net sales was primarily due to growth at QIAGEN Ltd, located in England, which reported an increase of 29% (or $1.2 million), QIAGEN GmbH, located in Germany, which reported an increase of 6% (or $616,000) and QIAGEN S.A., located in France, which reported an increase of 23% ($368,000) for the first quarter of 2002 compared to the comparable quarter of 2001. Reported net sales at some of the foreign subsidiaries were lower as a result of changes in the exchange rates. For example, using identical exchange rates, QIAGEN GmbH net sales experienced an increase of 12% (or $1.2 million).


QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002            Page 17

     While sales of consumable products increased during the quarter, the Company expects, as disclosed in previous filings, a slower rate of sales growth for the range of products designed for large-scale plasmid DNA applications as the market for such products matures. The Company regularly introduces new products in order to extend the life of its existing product lines as well as to address new market opportunities. In the first quarter of 2002, QIAGEN released several new product lines. Among the new releases were the QuantiTect(TM) Probe PCR and RT-PCR Kits, for highly specific and sensitive quantitative PCR and RT-PCR using sequence-specific probes. The FlexiGene DNA Kit was launched, providing a rapid and convenient method for purification of DNA from variable volumes of whole blood, buffy coat, and cultured cells in a single tube. In addition, BioMag(R) suspensions for magnetic cell separation, immunoassays, and binding of immunoglobulins were released.

     Changes in exchange rates continued to affect the growth rate of net sales for the three-month period ended March 31, 2002. A significant portion of the Company's revenues is denominated in European Union euros. Using identical foreign exchange rates for both periods, net sales would have increased approximately 15%. See "Currency Fluctuations."

     Gross Profit
     ------------

     Gross profit was $49.5 million or 70% of net sales in the quarter ended March 31, 2002 as compared to $45.9 million or 73% of net sales for the same period in 2001. The absolute dollar increase is attributable to the increase in net sales. The Company's separation and purification consumable products carry a higher gross profit than many of the Company's other products, such as instrumentation and synthetic nucleic acid products. Fluctuations in the product mix can lead to fluctuations in gross profit. The Company continues to develop additional instrumentation products that meet the needs of the molecular diagnostic and genomics markets and anticipates future increases in sales of instrumentation products. Additionally, with the establishment of QIAGEN Operon GmbH, located in Germany, and the March 31, 2001 acquisition of the Sawady Group of companies, located in Japan, the Company expects growth in the European and Japanese markets of its synthetic nucleic acid products through these subsidiaries. Due to a shift in the product mix in the revenues for the first quarter 2002 towards consumable products, the gross margin increased compared to the fourth quarter of 2001.

     Research and Development
     ------------------------

     Research and development expenses decreased 3% to $6.4 million (9% of net sales) in the quarter ended March 31, 2002 compared with $6.7 million (11% of net sales) for the same period in 2001. As the Company continues expansion of its research and development facilities and new product development capabilities, additional research and development expense will be incurred related to facility costs and obtaining and retaining employees for the research and development efforts. The Company's U.S. research and development facility located in Germantown, Maryland, is anticipated to include research and development activities. The Company has a strong commitment to research and development, as demonstrated by the recent expansion of the German research facility along with the new U.S. facility, and anticipates that absolute research and development expenses will continue to increase significantly.


QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002            Page 18

     Sales and Marketing
     -------------------

     Sales and marketing expenses increased 23% to $17.9 million (25% of net sales) in the first quarter of 2002 from $14.6 million (23% of net sales) in the first quarter of 2001. The increase in sales and marketing expenses reflects the Company's continued expansion of its sales force and advertising efforts in connection with the sale of its existing products and the introduction of new products. Such efforts contributed to the growth in net sales in the first quarter of 2002. Increased sales and marketing costs are primarily associated with personnel, commissions, advertising, publications, freight and logistics expenses and other promotional items. Additionally, the Company launched its Customer Relationship Management system (CRM) during the first quarter of 2002, and accordingly, began recording amortization. The Company anticipates that selling and marketing costs will continue to increase along with new product introductions and continued growth in sales of the Company's products.

     General and Administrative
     --------------------------

     General and administrative expenses decreased 6% to $9.5 million (13% of net sales) in the first quarter of 2002 from $10.1 million (16% of net sales) in the first quarter of 2001. General and administrative expenses attributed to QIAGEN Sciences, Inc., totaled $1.1 million in 2002 compared to $412,000 in 2001. This absolute dollar increase primarily represents the increased costs related to the support of the Company's growing administrative infrastructure that is expanding to accommodate the Company's continued growth. This increase was offset by decreases in general and administrative expenses reported by Sawady and QIAGEN GmbH in 2002 over 2001. Sawady reported a decrease of $887,000, primarily as a result of operational improvements made since the March 31, 2001 acquisition. QIAGEN GmbH reported a decrease of 18% (or $511,000) partially due to changes in exchange rates. Additionally, during the first quarter of 2001, QIAGEN GmbH had provided for estimated penalties pending the resolution of an ongoing tax audit in Germany. Using the same exchange rate in 2002 as in 2001, QIAGEN GmbH would have experienced a decrease of 13% (or $388,000).

     Acquisition and Related Costs
     -----------------------------

     On March 31, 2001, the Company acquired the Sawady Group of companies located in Tokyo, Japan. Acquisition and related charges were approximately $3.0 million, which include approximately $1.0 million of direct transaction costs, (primarily legal and other professional fees) and approximately $2.0 million primarily relating to the relocation, closure and elimination of leased facilities, such as duplicate field offices.

     Other Income (Expense)
     ----------------------

     Other expense was $708,000 in the first quarter of 2002 compared to other expense of $235,000 in the first quarter of 2001. This increase in expense was mainly due to increased interest expense, losses on foreign currency transactions and along with decreased interest income and research and development grant income. These increases were partially offset by lower losses on equity method investees.

QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002            Page 19

     Interest expense increased to $651,000 in the first quarter of 2002 compared to $520,000 for the same period of 2001. Actual interest costs increased primarily as a result of the Company's additional long-term borrowings related to new facility construction and are partially offset by the capitalization of interest (approximately $180,000 in the first quarter of 2002) related to the new German and U.S. facility construction in accordance with Financial Accounting Standard No. 34.

     Loss from foreign currency transactions increased to a loss of $140,000 in the first quarter of 2002 from a loss of $117,000 in the same period of 2001. Income from foreign currency transactions reflects net effects from conducting business in currencies other than the U.S. dollar. QIAGEN N.V.'s functional currency is the U.S. dollar and its subsidiaries' functional currencies are the European Union euro, the British pound, the Swiss franc, the U.S. dollar, the Australian dollar, the Canadian dollar, and the Japanese yen. See "Currency Fluctuations."

     In the three-month period ended March 31, 2002, interest income decreased to $338,000 from $702,000 in the same period of 2001. Interest income is derived mainly from the Company's investment of funds in investment grade, interest-bearing marketable securities. As of March 31, 2002, the Company had approximately $21.3 million invested in such securities. The weighted average interest rates on the Company's marketable securities portfolio ranged from 1.88% to 2.10% in 2002, compared to 5.70% to 6.95% in 2001.

     In the three-month period ended March 31, 2002, research and development grant income from European as well as German state and federal government grants decreased to $136,000 from $186,000 in the same period of 2001. The Company conducts significant research and development activities in Germany, and expects to continue to apply for such research and development grants in the future.

     In the first quarter of 2002, the Company recorded net losses from equity method investees of $381,000 compared to $412,000 in the first quarter of 2001. The first quarter 2002 loss represents the Company's share of losses from its equity investment in PreAnalytiX. PreAnalytiX launched its first product in 2001, and is expected to report net losses for QIAGEN's fiscal 2002. As previously disclosed, the Company intends to continue to make strategic investments in complementary businesses as the opportunities arise. Accordingly, the Company may continue to record losses on equity investments in start-up companies based on the Company's ownership interest in such companies.

     Other miscellaneous expense decreased to $10,000 in the first quarter of 2002 from $74,000 for the same period in 2001.

QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002            Page 20

     Provision for Income Taxes
     --------------------------

     The Company's effective tax rate decreased to 37% in the first quarter of 2002 from 47% in the first quarter of 2001. The decrease is partially due to the lack of a tax benefit associated with some of the acquisition costs in 2001. Without the acquisition costs in 2001, the Company's effective tax rate would have been 44%. The Company's operating subsidiaries are exposed to effective tax rates ranging from approximately 8% to approximately 42%. Fluctuation in the distribution of pre-tax income among these entities can lead to fluctuations of the effective tax rate in the Company's consolidated financial statements. Additionally, during the first quarter of 2001, the Company provided tax reserves pending the resolution of an ongoing tax audit in Germany.

     Minority Interest
     -----------------

     Previously, the Company had a 60 percent interest in its Japanese subsidiary, QIAGEN K.K. The Company acquired the minority shareholders' interest in QIAGEN K.K. during the first quarter of 2001. The minority interest in income of $8,000 in 2001 represents the last month of the minority interest's share in income at QIAGEN K.K.

Critical Accounting Policies
----------------------------

     The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those that require the most complex or subjective judgments often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Thus, to the extent that actual events differ from management's estimates and assumptions, there could be a material impact to the financial statements. The Company's critical accounting policies are those related to revenue recognition, accounts receivable, investments, goodwill and other intangibles, and income taxes.

     The below listing is not intended to be a comprehensive list of all our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles in the United States, with limited or no need for management's judgment. There are also areas in which management's judgment in selecting available alternatives may or may not produce a materially different result. See our audited December 31, 2001 consolidated financial statements and notes thereto included in the Company's Annual Report on Form 20-F which contain a description of accounting policies and other disclosures required by generally accepted accounting principles in the United States.

     Revenue Recognition. The Company recognizes revenue in accordance with SEC
     -------------------
Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), as amended by SAB 101A and 101B. SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) could

QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002            Page 21
require management's judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause management to determine that these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

     Accounts Receivable. The Company's accounts receivable are unsecured, and
     --------------------
the Company is at risk to the extent such amounts become uncollectible. The Company continually monitors accounts receivable balances, and provides for an allowance for doubtful accounts at the time collection may become questionable based on payment history or age of the receivable. Since a significant portion of our customers are funded through academic or government funding arrangements, past history may not be representative of the future. As a result, we may have write-offs of accounts receivable in excess of previously estimated amounts or may in certain periods increase or decrease the allowance based on management's current estimates.

     Investments. The Company has equity investments accounted for under the
     ------------
cost method. The Company periodically reviews the carrying value of these investments for permanent impairment, considering factors such as the most recent stock transactions, book values from the most recent financial statements, and forecasts and expectations of the investee. Estimating the fair value of these non-marketable equity investments in life science companies is inherently subjective, and if actual events differ from management's assumptions, it could require a write-down of the investment which could materially impact our financial position and results of operations. In addition, generally accepted accounting principles require different methods of accounting for an investment depending on the level of control that is exerted by the Company. Assessing the level of control involves subjective judgments. If management's assumptions with respect to control differ in future periods and thus require the Company to account for these investments under a method other than the cost method, it could have a material impact to the financial statements.

     Goodwill and Other Intangible Assets. Through December 31, 2001, goodwill
     -------------------------------------
and other intangible assets were amortized over their estimated useful lives. Until the end of 2001, the Company periodically assessed the recoverability of goodwill based on projections of the undiscounted future cash flows of the acquired assets. Based on these assessments there had been no impairment of these assets. In connection with the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets", amortization over the previously identified lives of intangible assets ceased as of December 31, 2001, and indefinite life intangibles will henceforth be assessed for impairment each year using a fair-value-based test. Both the previously applied test based on future cash flows and the newly required fair-value-based tests require that management make assumptions and estimates. Although the Company believes its assumptions and estimates are reasonable, they involve inherently subjective judgments. If actual events differ from management's assumptions and estimates it could produce a materially different result.

     Income Taxes. The calculation of the Company's tax provision is complex due
     -------------
to the international operations and multiple taxing jurisdictions in which the Company operates. The Company has significant deferred tax assets due to net operating losses (NOL) in the United States and other countries, realization of which is not assured and is dependent on generating sufficient taxable income in the future. Management believes it is more likely than not that the

QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002            Page 22

Company will generate sufficient taxable income to utilize all NOL carryforwards. To the extent that the Company's estimates of future taxable income are insufficient to utilize all available NOL's, a valuation allowance will be recorded in the provision for income taxes in the period the determination is made, and the deferred tax assets will be reduced by this amount, which could be material. Further, the Company's holding company, located in The Netherlands, has had a history of losses and thus also has a sizeable NOL. Due to the history of losses of the holding company, the Company has recorded a full valuation allowance against this deferred tax asset. Should the holding company be profitable in the future and lead management to believe that it is more likely than not that we will realize all or a portion of the NOL, then the estimated realizable value of the deferred tax asset would be recorded and we would provide for taxes at the current tax rate. In the event that actual events differ from management's estimates, or to the extent that these estimates are adjusted in the future, any changes to the valuation allowance could materially impact our financial position and results of operations.

Recently Issued Accounting Standards
------------------------------------

     In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the obligation is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. This statement is effective on January 1, 2003 with earlier application encouraged. The Company is currently reviewing this statement and has not yet determined its impact, if any, on the Company's financial position, results of operations or cash flows.

Liquidity and Capital Resources
-------------------------------

     To date, the Company has funded its business primarily through internally generated funds, debt and the private and public sales of equity. As of March 31, 2002 and December 31, 2001, the Company had cash and cash equivalents along with investments in current marketable securities of $64.3 million and $79.0 million, respectively, and working capital of $110.7 million and $119.4 million, respectively. Cash and cash equivalents are primarily held in U.S. dollars, other than those cash balances maintained in the local currency of the subsidiary to meet local working capital needs. In the first quarter, cash and cash equivalents decreased to $43.0 million at March 31, 2002 from $56.5 million at December 31, 2001 primarily due to cash used in investing activities of $19.8 million, offset by cash provided by operations of $8.8 million.

     For the three-month period ended March 31, 2002 and 2001, the Company generated net cash from operating activities of $8.8 million and $12.5 million, respectively. Cash provided by operating activities decreased in the three-month period ended March 31, 2002 over the same period in 2001 primarily due to higher increases in accounts receivable and inventories offset by increases in net income, depreciation and amortization, and deferred taxes. Since the Company relies heavily on cash generated from operating activities to fund its business, a decrease in demand for the Company's product or significant technological advances of competitors would have a negative impact on the Company's liquidity.

QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002            Page 23

     Approximately $19.8 million of cash was used in investing activities during the first quarter of 2002, compared to $19.9 million for the same period of 2001. Investing activities during the three-month period ended March 31, 2002 consisted principally of the purchases of property and equipment in connection with the expansion of the Company's production operations partially offset by proceeds from the sale of marketable securities.

     Financing activities used $1.2 million in cash during the first quarter of 2002, compared to cash provided of $4.1 million provided in 2001. This use was primarily due to repayments of borrowings against lines of credit offset by proceeds from lines of credit along with proceeds from a the issuance of common shares as a result of stock option exercises.

     The Company has credit lines totaling $10.1 million at variable interest rates of which approximately $4.5 million was utilized as of March 31, 2002. In addition, as of March 31, 2002 the Company had capital lease obligations in the amount of $11.1 million. The Company also carries $70.0 million of long-term debt that consists mainly of three notes payable, two which are due in one payment in May 2003 totaling approximately $61.2 million, at a variable rates, and one note due in semi-annual payments through March 2009 of EUR 639,000, at a fixed rate of 3.75%.

     At March 31, 2002, the Company continued the construction on two new German facilities, with estimated completion in the fourth quarter of 2002. The total estimated cost for these facilities is approximately EUR 54.0 million (approximately $47.1 million at March 31, 2002) of which EUR 49.5 million (approximately $43.1 million) has been incurred. Cash flows from operations and bank loans will continue to fund the estimated costs to complete these projects.

     In May 2001, the Company obtained two new loan facilities (one EUR denominated, one USD denominated) totaling approximately $93.6 million at March 31, 2002, each with an initial term of two years. The primary intended use of the proceeds from these facilities is the refinancing of previously made acquisitions of land and the construction of manufacturing, research and administrative facilities at these sites. At March 31, 2002, approximately $61.2 million had been drawn against these facilities, and is included in long-term debt.

     The Company believes that funds from operations, together with the proceeds from its public and private sales of equity, and availability of financing facilities as needed, will be sufficient to fund the Company's planned operations and expansion during the coming year.

Employees
---------

     At March 31, 2002 the Company had 1,629 employees. There have been no changes to the Supervisory or Managing Boards since discussed in the Company's December 31, 2001 Form 20-F.

QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002            Page 24

Quantitative and Qualitative Disclosures About Market Risk

     The Company's market risk relates primarily to interest rate exposures on cash, marketable securities and borrowings and foreign currency exposures on intercompany transactions. The overall objective of the Company's risk management is to reduce the potential negative earnings effects from changes in interest and foreign exchange rates. Exposures are managed through operational methods and financial instruments. The Company does not use financial instruments for trading or other speculative purposes.

Interest Rate Risk
------------------

     Interest income earned on the Company's investment portfolio is affected by changes in the relative levels of market interest rates. The Company only invests in high-grade investment securities. For the quarter ended March 31, 2002, the weighted average interest rate on the Company's marketable securities portfolio was 1.88% to 2.10%.

     Borrowings against lines of credit are at variable interest rates. At March 31, 2002, the Company had $4.5 million of outstanding lines of credit with an average interest rate of 6.15% at March 31, 2002. A hypothetical adverse 10 percent movement in market interest rates would not have materially impacted the Company's financial statements.

     In May 2001, the Company obtained loan facilities committed by a group of banks led by Deutsche Bank for long-term borrowings at variable interest rates. Borrowings against these facilities, which are due in one final payment in May 2003, consisted of EUR 20.4 million (approximately $17.7 at March 31, 2002) at a variable interest rate of EURIBOR plus 1.2%, and $43.5 million at a variable interest rate of LIBOR plus 1.28%. A hypothetical adverse 10% movement in market interest rates would decrease 2002 earnings by approximately $60,000, based on the quarter-end interest rate, a loan balance consistent with that at quarter-end and a constant foreign exchange rate.

Currency Fluctuations
---------------------

     The Company operates on an international basis. A significant portion of its revenues and expenses are earned and incurred in currencies other than the U.S. dollar. The euro is the most significant such currency, with others including the British pound, Japanese yen, Swiss franc, and Canadian and Australian dollars. Fluctuations in the value of the currencies in which the Company conducts its business relative to the U.S. dollar have caused and will continue to cause U.S. dollar translations of such currencies to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures, and the potential substantial volatility of currency exchange rates, the Company cannot predict the effect of exchange rate fluctuations upon future operating results. However, because the Company has substantial expenses as well as revenues in each of its principal functional currencies, the exposure of its financial results to currency fluctuations is reduced. The Company seeks to mitigate what it believes to be a significant portion of the remaining risk through hedging transactions. In general terms, appreciation of the U.S. dollar against the Company's other foreign currencies, such as occurred in 2001 and 2002 with respect to the euro, will decrease reported net sales. However, this impact normally will be at least partially offset in the results of operations by gains or losses from foreign currency transactions.

QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002            Page 25

Currency Hedging
----------------

     In the ordinary course of business, the Company purchases foreign currency exchange options to manage potential losses from foreign currency exposures. These options give the Company the right, but not the obligation, to sell foreign currencies in exchange for U.S. dollars at predetermined exchange rates. The principle objective of such options is to minimize the risks and/or costs associated with global financial and operating activities. The Company does not utilize financial instruments for trading or other speculative purposes. At March 31, 2002, the Company had options outstanding to purchase European Union euros and Swiss francs of $11.8 million. The functional currency of $9.0 million of the foreign currency exchange options was the euro, with a notional weighted average exchange rate of 1.0750. The functional currency of the remaining $2.8 million foreign currency exchange options was the Swiss franc, with a notional weighted average exchange rate of 1.5500.

Foreign Currency Exchange Rate Risk
-----------------------------------

     The Company's principal production and manufacturing facility is located in Germany and intercompany sales of inventory expose the Company to foreign currency exchange rate risk. Intercompany sales of inventory are generally denominated in the local currency of the subsidiary purchasing the inventory in order to centralize foreign currency risk with the Company's German subsidiary. Payment for intercompany purchases of inventory is required within 30 days from invoice date. The delay between the date the German subsidiary records revenue and the date when the payment is received from the purchasing subsidiaries exposes the Company to foreign exchange risk. The exposure results primarily from those transactions between Germany and the U.S.

     The foreign currency exchange rate risk is partially offset by transactions of the German subsidiary denominated in U.S. dollars. Hedging instruments include foreign currency put options that are purchased to protect the existing and/or anticipated receivables resulting from intercompany sales from Germany to the U.S. These options give the Company the right, but not the obligation, to sell foreign currencies in exchange for U.S. dollars at predetermined exchange rates. Management does not believe that the Company's exposure to foreign currency exchange rate risk is material.

QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002            Page 26

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         QIAGEN N.V.


                                                         By:


                                                         /s/ Peer M. Schatz
                                                         -----------------------
                                                         Peer M. Schatz
                                                         Chief Financial Officer


                                                         Date: May 31, 2002

QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002                      Page 27

                                  EXHIBIT INDEX
                                  -------------



Exhibit No.       Exhibit
-----------       -------

99.1              Press Release dated January 11, 2002
99.2              Press Release dated February 19, 2002
99.3              Press Release dated April 18, 2002
99.4              Press Release dated May 6, 2002
99.5              Press Release dated May 6, 2002
99.6              Press Release dated May 6, 2002
99.7              Press Release dated May 7, 2002
99.8              Press Release dated May 15, 2002
99.9              Press Release dated May 28, 2002

QIAGEN N.V., Form 6-K, Quarter ended March 31, 2002